Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED MAY 13, 2010 TO PROSPECTUS DATED NOVEMBER 24, 2009
APRIL 2010 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	April 2010	Year to Date	4/30/2010	4/30/2010

Series A	4.59%	10.04%	$38,658,809	$1,490.54
Series B	7.04%	15.34%	$58,394,347	$1,677.77

*	All performance is reported net of fees and expenses

Fund results for April 2010:

The global equity rally ran out of steam in April as markets around the globe finished with mixed results. Stocks came under acute pressure in Europe as concerns continued over the financial condition of several European Union members. Greece’s sovereign debt was downgraded to junk status by Standard and Poor’s (“S&P”), sending the FTSE/ASE 20 to intra-month losses of nearly 20%. S&P also issued downgrades on the debt of Spain and Portugal. In Asia, China H-Shares lost nearly 3% as the government mulled capital requirements for real estate developers. Japan’s Nikkei (-0.4%) and Australia’s SPI (-1.2%) also finished with modest losses. Gains were seen in Taiwan (+1.1%) and Singapore (+3.1%) as those economies benefited from rebounding export demand. Equities in the U.S. outperformed as excellent earnings, improving consumer confidence, and solid services industry growth supported the NASDAQ (+2.1%) and Dow Jones Index (+1.5%). The Fund’s mixture of long and short equities positions produced gains for the month.

The Fund’s global energy market positions produced solid results in April as crude oil spent most of the month consolidating in the mid-to-upper $80 range, while natural gas finished just above last month’s lows. Early month news that the U.S. economy added 162,000 jobs combined with superb growth in the U.S. services industry to propel crude oil futures to their highest levels since the fall of 2008. Later in the month, excellent U.S. corporate earnings, rising consumer confidence, and the loss of a production platform in the Gulf of Mexico propelled July crude to a 4.3% gain. June gasoline futures finished 4.1% higher as a late month inventory report showed supplies had fallen more than expected. Natural gas rose for most of April amid thoughts that demand would rise as coal plants underwent annual maintenance. However, June futures finished near unchanged following a late month loss of almost 10% as inventories approached 20% over the five-year average. The Fund’s mixture of long and short energies positions led to gains during April.

The Fund experienced strong gains on its June gold futures (+5.8%) allocation as the market tracked steadily higher throughout the month. Values were supported by the unsettling sovereign debt disposition of major industrialized economies throughout the world. Gold established record highs against both the euro and the Swiss franc as the Greek fiscal crisis continued to lack resolution. In euro terms, goal breeched the €890 level late in the month in a flight to quality as Greek debt was relegated to junk status and Portugal and Spain’s debt were downgraded, escalating contagion fears. Base metal trends stalled as London copper (-5.5%), aluminum (-3.6%), and zinc (-3.4%) lost ground. These markets fell despite declining inventories and positive macroeconomic readings due to the uncertainty surrounding future European demand prospects. A corresponding drop in global equity markets led to additional profit taking on thoughts that gains of the past 12-18 months may have peaked temporarily. The Fund’s long positions in the metals sector resulted in gains for the month.

Other market sectors did not reveal significant trends and did not have a significant influence on this month’s overall positive performance.

For the month of April 2010, Series A gained 4.59% and Series B gained 7.04% net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
APRIL 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended April 30, 2010)

STATEMENT OF INCOME

April 2010

Investment income, interest	$1,399

Expenses
Management fee	59,949
Ongoing offering expenses	32,405
Operating expenses	4,861
Selling Commissions	129,619
Other expenses	1,912
Incentive fee	—
Brokerage commissions	82,931

Total expenses	311,677

Net investment gain (loss)	(310,278)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	2,499,499
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(493,376)

Net gain (loss) on investments	2,006,123

Net increase (decrease) in net assets from operations	$1,695,845

STATEMENT OF CHANGES IN NET ASSET VALUE

April 2010

Net assets, beginning of period	$37,160,503

Net increase (decrease) in net assets from operations	1,695,845
Capital share transactions
Issuance of shares	840,967
Redemption of shares	(1,038,506)

Net increase (decrease) in net assets from capital share transactions	(197,539)
Net increase (decrease) in net assets	1,498,306

Net assets, end of period	$38,658,809

NAV Per Unit, end of period	$1,490.54

SUPERFUND GREEN, L.P. — SERIES B
APRIL 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended April 30, 2010)

STATEMENT OF INCOME

April 2010

Investment income, interest	$2,068

Expenses
Management fee	90,553
Ongoing offering expenses	48,948
Operating expenses	7,342
Selling Commissions	195,789
Other expenses	2,226
Incentive fee	—
Brokerage commissions	194,065

Total expenses	538,923

Net investment gain (loss)	(536,855)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	5,351,510
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(974,487)

Net gain (loss) on investments	4,377,023

Net increase (decrease) in net assets from operations	$3,840,168

STATEMENT OF CHANGE IN NET ASSET VALUE

April 2010

Net assets, beginning of period	$55,564,220

Net increase (decrease) in net assets from operations	3,840,168
Capital share transactions
Issuance of shares	547,867
Redemption of shares	(1,557,908)

Net increase (decrease) in net assets from capital share transactions	(1,010,041)
Net increase (decrease) in net assets	2,830,127

Net assets, end of period	$58,394,347

NAV Per Unit, end of period	$1,677.77

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.